Corporate Offices Cray Business Plaza 100 Commercial ST., P.O. Box 130 Atchison, Kansas 66002-0130 913.367.1480 • 913.367.0192 (fax) www.mgpingredients.com

May 19, 2008

Chris White

Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0405

Re:          MGP Ingredients, Inc.

Dear Mr. White:

This is in response to your letter of May 6, 2008 in respect to our annual report on Form 10-K for the fiscal year ended July 1, 2007 and our quarterly report on Form 10-Q for the quarter ended December 30, 2007.  We are keying our responses to your comments, which we have underlined.    We hope this letter adequately addresses your questions.

Form 10-K for the year ended July 1, 2007

Revenue, page 51

1.               We note your response to our prior comment 1 regarding the classification of amounts recognized from USDA grants. We further note that Note 14 of your July 1, 2007 Form 10-K discloses the funds were required to be used for research, marketing, promotional and capital costs.  Given the required use of these funds, please tell us in more detail why it is appropriate to recognize amounts received from the USDA grant in cost of sales.

We received grant funds related to the USDA CCC program in fiscal 2001 through fiscal 2003.

Funds received that were applied to current operating costs (e.g. research, marketing and promotional) were recognized in other operating income as those costs were incurred.  Substantially all of the funds applied for such purposes were applied in fiscal 2003 and prior years.  In future filings, we will revise Note 14 to clarify that applications for these purposes occurred in prior periods.

Funds received for capital costs have been deferred and are being recognized as a reduction to cost of sales as depreciation related to these assets is recognized within cost of sales.  We believe that because the depreciation related to these assets is a component of cost of sales, it is appropriate to recognize the amortization of the deferred credit related to these assets as a function of cost of sales as well.

Creating Better Solutions...Naturally

Note 10, Operating Segments, page 66

2.               We note your response to prior comment number 5 regarding your impairment analysis for the Other segment.  Please provide to us your five year consolidated earnings projection prepared in March 2007 and your computation of expected cash flows used to estimate fair value that you prepared in June 2007, December 31, 2007 and March 2008.  Please ensure to include your complete analysis which provides your estimate of the possible cash flows, probability assessment and discount rate used to determine expected cash flows per year.  In addition, please address the following comments about your analysis:

As requested, we are providing the staff with the following documents:

•                  Consolidated Pro Forma Five Year Projection Dated March, 2007 with related support

•                  Updated Consolidated Pro Forma Five Year Projection Dated June, 2007

•                  Impairment Analysis for Pet Asset Group for July 1, 2007 and December, 2007.

•      Asset Evaluation and Impairment Analysis for March 31, 2008 supporting impairment charge to third quarter earnings

We are also providing supplementally a “Pet Business Review” prepared in May 2007.

These materials and related discussion have been redacted from this letter in connection with a Rule 83 Confidential Information Request.

•                  Your response states that you estimated you would need to generate annual segment sales of approximately $5.8 million in order to achieve your estimate of future cash flows as prepared in June 2007.  Please clarify how this level of sales would enable you to recover the cost of your property, plant and equipment as you were operating this segment at a loss well before June 2007.

This amount was based on  revenue projections for the Other Segment, which made numerous assumptions about product mix, variable costs and future pricing ability that do not necessarily reflect current operating dynamics.  Based on our assumptions at the time, at that level of sales we anticipated a profit margin before fixed costs (comprised primarily of depreciation – an add-back for our analysis) and SG&A (another add-back, as these are primarily allocated corporate costs) of $3.1 million.  If sustained, this level of margin would have provided sufficient cash flow to recover the cost of property, plant and equipment.

•                  Please explain why you incorporate cash flows from potential customers that you are in the negotiation stage in your expected cash flow analysis.  Clarify the probability assessment you gave to the cash flows from the customer(s) that you were negotiating with in June 2007 and December 2007.

We note that both product groups in our Other segment were in the developmental stage.  Accordingly, a significant portion of the projected revenues incorporated within our business plan constituted anticipated revenues from anticipated customers.  We concluded that we had a better than even chance that we would be able to negotiate a profitable agreement with the existing customer with whom we were negotiating.

•                  Explain why you did not revise your expected cash flow assumptions after experiencing annualized sales at a rate of approximately 50% of what you had expected.

As noted above in our discussion regarding our impairment analysis, if we were able to sustain 50% of the projected revenues over the five year period addressed in the plan, we anticipated sufficient cash flows to recover the cost of our plant, property and equipment.  Due to the relative developmental stage of our Other segment products, we did not alter our long-term projections for the relatively short-term results of fiscal 2008 until the third quarter, when we noted significant changes in trends.

•                  Please clarify whether your existing pet customers had excess inventory as of December 31, 2007 and/or June 2007.

We did not learn that our existing customers had excess inventory until March of 2008.

•                  Please clarify whether the customers with whom you had contracts with at June 2007 met expected target volumes at December 2007 and if so, whether this was included in your assumptions of future cash flows at that date.

At no time did our customers meet their expected target volumes. Our contracts do not contain “take or pay” clauses but instead provided for targeted volumes and goals with corresponding incentives.  In working with our customers, we believed that their failure to meet targeted volumes was due to numerous production and marketing issues that were short-term in nature.  We were confident that, as the products themselves and the market for these products developed further, demand and sales would increase. We noted that these products were still in their developmental stage and, therefore, we did not place a significant degree of weight on the short term trends we were experiencing, but instead remained focused upon developing a market over the long-term time period.

3.               Please clarify why you have not disclosed the impairment concerns of your Other segment in your December 31, 2007 and September 30, 2007 Forms 10-Q.  In this respect, your MD&A discussion should provide investors with disclosure surrounding trends management has noticed in the operations of your segments and on the company as a whole.  In addition, your impairment critical accounting estimates disclosure should address such factors as how you arrived at the estimate, how accurate the estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future. We refer you to sections III.B.3 and IV of SEC Release 33-8350, Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We refer the staff to the risk factor section of our Annual Report on Form 10-K in which we identified the possibility of an impairment loss as a risk factor.  At September and December 2007, we did not believe the impairment issue was of sufficient concern to warrant additional comment.  We acknowledge the staff’s comments regarding critical accounting estimates and refer the staff to our Third Quarter 10-Q.

As noted in our Third Quarter 10-Q, in the course of performing our impairment analysis following the end of the Third Quarter we discovered an accounting error relating to the recognition of income from the deferred credits associated with the USDA grants referred to in Question 1 above. That error is described in our Third Quarter 10-Q.  As noted in our 10-Q, upon discovery of the error, we conducted a materiality analysis and concluded that the error did not have a material impact on prior period financial statements.  Our focus was upon the impact on annual earnings.  We prepared an analysis of the adjustment to earnings and its impact on net income and earnings per share for each affected year beginning in fiscal 2001. The results are attached as Annex A.  In reviewing these results, we noted the following quantitative aspects:

•                  The amount of credit recognized ranged annually from a high of $397,000 in 2002 to a low of $175,000 in the current year, resulting in annual overstatements of net income after taxes ranging from a low of 1% to a high of 4.4% through fiscal 2007.

•                  The cumulative effect of the error on retained earnings as of March 31, 2008 was $1.2 million on a pre-tax adjustment of $2.0 million.

•                  We noted no impact on quarterly earnings per share using basic shares outstanding at year-end adjusted for a 2-for-1 stock split in fiscal 2004.

•                  We noted a 1¢ impact on annual earnings per share for each year using basic shares outstanding at year-end adjusted for a 2-for-1 stock split in fiscal 2004.

After measuring the magnitude of the misstatement as described quantitatively above, we also considered the following qualitative aspects in deriving our conclusion:

•                  The annual misstatements did not mask a change in earnings or trends.

•                  The annual misstatements did not hide a failure to meet analysts’ consensus expectations for the Company.

•                  The annual misstatements did not change a loss into income.

•                  The annual misstatements did not affect our compliance with regulatory requirements.

•                  The annual misstatements did not affect our compliance with loan covenants or any other contractual requirements

•                  The annual misstatements did not involve the concealment of an unlawful transaction.

•                  The credit recognized was a non-cash adjustment to earnings as the cash related to the CCC grant was received in prior years.

•                  No adjustment was necessary to operating cash flows in any of the affected years.

Accordingly, we concluded the annual misstatements would not “have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available”(1) and therefore conclude they were not material.

(1) TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976).

We thank the staff for their comments and hope that it will find our answers responsive.  We hope that any remaining questions can be resolved telephonically.  If there are further questions, we ask that you contact our counsel, Carl Struby, at 816 460 4834 to arrange a conference.  Mr. Struby will be out of the country from May 22 to June 2, so if there are any follow up questions, we would appreciate it if the staff could defer them until his return.

Very Truly Yours,

MGP Ingredients, Inc.

By	/s/ Robert Zonneveld
Robert Zonneveld
Chief Financial Officer

MGP Ingredients, Inc.
Analysis of Materiality related to CCC Credit Restatement	ANNEX A

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End*
	1st Quarter 2001
Income Before Income Taxes	$(653,000)	$(48,746)	$(701,746)

Provision for Income Taxes	(258,000)	(19,260)	(277,260)

Net Income	$(395,000)	$(29,487)	$(424,487)	16,794,616.00
Net After Tax Adjustment as a percentage of previously reported Net Income		7.5%		$(0.00)

	2nd Quarter 2001
Income Before Income Taxes	$2,850,000	$(48,746)	$2,801,254

Provision for Income Taxes	1,126,000	(19,259)	1,106,741

Net Income	$1,724,000	$(29,487)	$1,694,513	16,794,616.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.7%		$(0.00)

	3rd Quarter 2001
Income Before Income Taxes	$(363,000)	$(48,746)	$(411,746)

Provision for Income Taxes	(145,000)	(19,472)	(164,472)

Net Income	$(218,000)	$(29,275)	$(247,275)	16,794,616.00
Net After Tax Adjustment as a percentage of previously reported Net Income		13.4%		$(0.00)

	4th Quarter 2001
Income Before Income Taxes	$2,563,000	$(48,746)	$2,514,254

Provision for Income Taxes	1,014,000	(19,285)	994,715

Net Income	$1,549,000	$(29,461)	$1,519,539	16,794,616.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.9%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$4,397,000	$(194,985)	$4,202,015

Provision for Income Taxes	1,737,000	(77,027)	1,659,973

Net Income	$2,660,000	$(117,958)	$2,542,042	16,794,616.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-4.4%		$(0.01)

	BASIC EARNINGS PER SHARE FOR THE YEAR			$0.16

* Adjusted for 2 for 1 stock split in June 2004.

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End*
	1st Quarter 2002
Income Before Income Taxes	$4,040,000	$(99,442)	$3,940,559

Provision for Income Taxes	1,596,000	(39,284)	1,556,716

Net Income	$2,444,000	$(60,157)	$2,383,843	16,171,694.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.5%		$(0.00)

	2nd Quarter 2002
Income Before Income Taxes	$4,217,000	$(99,442)	$4,117,559

Provision for Income Taxes	1,666,000	(39,286)	1,626,714

Net Income	$2,551,000	$(60,155)	$2,490,845	16,171,694.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.4%		$(0.00)

	3rd Quarter 2002
Income Before Income Taxes	$1,171,000	$(99,442)	$1,071,559

Provision for Income Taxes	462,000	(39,233)	422,767

Net Income	$709,000	$(60,208)	$648,792	16,171,694.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-8.5%		$(0.00)

	4th Quarter 2002
Income Before Income Taxes	$940,000	$(99,442)	$840,559

Provision for Income Taxes	385,000	(40,729)	344,271

Net Income	$555,000	$(58,713)	$496,287	16,171,694.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-10.6%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$10,368,000	$(397,766)	$9,970,234

Provision for Income Taxes	4,109,000	(157,641)	3,951,359

Net Income	$6,259,000	$(240,125)	$6,018,875	16,171,694.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-3.8%		$(0.01)

	BASIC EARNINGS PER SHARE FOR THE YEAR			$0.39

*Adjusted for 2 for 1 stock split in June 2004.

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End*
	1st Quarter 2003
Income Before Income Taxes	$11,223,000	$(87,489)	$11,135,511

Provision for Income Taxes	4,433,000	(34,557)	4,398,443

Net Income	$6,790,000	$(52,932)	$6,737,068	15,864,546.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.8%		$(0.00)

	2nd Quarter 2003
Income Before Income Taxes	$79,000	$(87,489)	$(8,489)

Provision for Income Taxes	31,000	(34,331)	(3,331)

Net Income	$48,000	$(53,158)	$(5,158)	15,864,546.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-110.7%		$(0.00)

	3rd Quarter 2003
Income Before Income Taxes	$(516,000)	$(87,489)	$(603,489)

Provision for Income Taxes	(204,000)	(34,589)	(238,589)

Net Income	$(312,000)	$(52,900)	$(364,900)	15,864,546.00
Net After Tax Adjustment as a percentage of previously reported Net Income		17.0%		$(0.00)

	4th Quarter 2003
Income Before Income Taxes	$(2,265,000)	$(87,489)	$(2,352,489)

Provision for Income Taxes	(893,000)	(34,493)	(927,493)

Net Income	$(1,372,000)	$(52,996)	$(1,424,996)	15,864,546.00
Net After Tax Adjustment as a percentage of previously reported Net Income		3.9%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$8,521,000	$(349,956)	$8,171,044

Provision for Income Taxes	3,367,000	(138,282)	3,228,718

Net Income	$5,154,000	$(211,674)	$4,942,326	15,864,546.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-4.1%		$(0.01)

	BASIC EARNINGS PER SHARE FOR THE YEAR			$0.33

*Adjusted for 2 for 1 stock split in June 2004.

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End*
	1st Quarter 2004
Income Before Income Taxes	$4,081,000	$(71,765)	$4,009,236

Provision for Income Taxes	1,611,000	(28,329)	1,582,671

Net Income	$2,470,000	$(43,435)	$2,426,565	15,473,228.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.8%		$(0.00)

	2nd Quarter 2004
Income Before Income Taxes	$3,023,000	$(71,765)	$2,951,236

Provision for Income Taxes	1,189,000	(28,226)	1,160,774

Net Income	$1,834,000	$(43,538)	$1,790,462	15,473,228.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.4%		$(0.00)

	3rd Quarter 2004
Income Before Income Taxes	$3,304,000	$(71,765)	$3,232,236

Provision for Income Taxes	1,305,000	(28,345)	1,276,655

Net Income	$1,999,000	$(43,419)	$1,955,581	15,473,228.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.2%		$(0.00)

	4th Quarter 2004
Income Before Income Taxes	$5,242,000	$(71,765)	$5,170,236

Provision for Income Taxes	2,077,000	(28,435)	2,048,565

Net Income	$3,165,000	$(43,330)	$3,121,670	15,473,228.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.4%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$15,650,000	$(287,058)	$15,362,942

Provision for Income Taxes	6,182,000	(113,392)	6,068,608

Net Income	$9,468,000	$(173,666)	$9,294,334	15,473,228.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.8%		$(0.01)

	BASIC EARNINGS PER SHARE FOR THE YEAR			$0.61

*Adjusted for 2 for 1 stock split in June 2004.

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End
	1st Quarter 2005
Income Before Income Taxes	$481,000	$(54,892)	$426,108

Provision for Income Taxes	190,000	(21,683)	168,317

Net Income	$291,000	$(33,209)	$257,791	15,974,503.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-11.4%		$(0.00)

	2nd Quarter 2005
Income Before Income Taxes	$2,076,000	$(54,892)	$2,021,108

Provision for Income Taxes	722,000	(19,090)	702,910

Net Income	$1,354,000	$(35,801)	$1,318,199	15,974,503.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.6%		$(0.00)

	3rd Quarter 2005
Income Before Income Taxes	$2,360,000	$(54,892)	$2,305,108

Provision for Income Taxes	733,000	(17,049)	715,951

Net Income	$1,627,000	$(37,843)	$1,589,157	15,974,503.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.3%		$(0.00)

	4th Quarter 2005
Income Before Income Taxes	$1,210,000	$(54,892)	$1,155,108

Provision for Income Taxes	478,000	(21,685)	456,315

Net Income	$732,000	$(33,207)	$698,793	15,974,503.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-4.5%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$6,127,000	$(219,567)	$5,907,433

Provision for Income Taxes	2,123,000	(76,080)	2,046,920

Net Income	$4,004,000	$(143,487)	$3,860,513	15,974,503.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-3.6%		$(0.01)

BASIC EARNINGS PER SHARE FOR THE YEAR				$0.25

	1st Quarter 2006
Income Before Income Taxes	$6,194,000	$(50,427)	$6,143,573

Provision for Income Taxes	2,463,000	(20,052)	2,442,948

Net Income	$3,731,000	$(30,375)	$3,700,625	16,105,658.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.8%		$(0.00)

	2nd Quarter 2006
Income Before Income Taxes	$1,236,000	$(50,427)	$1,185,573

Provision for Income Taxes	418,000	(17,054)	400,946

Net Income	$818,000	$(33,373)	$784,627	16,105,658.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-4.1%		$(0.00)

	3rd Quarter 2006
Income Before Income Taxes	$2,820,000	$(50,427)	$2,769,573

Provision for Income Taxes	737,000	(13,179)	723,821

Net Income	$2,083,000	$(37,248)	$2,045,752	16,105,658.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.8%		$(0.00)

	4th Quarter 2006
Income Before Income Taxes	$10,775,000	$(50,427)	$10,724,573

Provision for Income Taxes	3,412,000	(15,968)	3,396,032

Net Income	$7,363,000	$(34,459)	$7,328,541	16,105,658.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.5%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$21,025,000	$(201,707)	$20,823,293

Provision for Income Taxes	7,030,000	(67,444)	6,962,556

Net Income	$13,995,000	$(134,263)	$13,860,737	16,105,658.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.0%		$(0.01)

BASIC EARNINGS PER SHARE FOR THE YEAR				$0.87

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End
	1st Quarter 2007
Income Before Income Taxes	$10,815,000	$(51,608)	$10,763,392

Provision for Income Taxes	3,839,000	(18,319)	3,820,681

Net Income	$6,976,000	$(33,289)	$6,942,711	16,427,959.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.5%		$(0.00)

	2nd Quarter 2007
Income Before Income Taxes	$11,358,000	$(51,608)	$11,306,392

Provision for Income Taxes	4,523,000	(20,552)	4,502,448

Net Income	$6,835,000	$(31,057)	$6,803,943	16,427,959.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.5%		$(0.00)

	3rd Quarter 2007
Income Before Income Taxes	$3,082,000	$(51,608)	$3,030,392

Provision for Income Taxes	904,000	(15,138)	888,862

Net Income	$2,178,000	$(36,471)	$2,141,529	16,427,959.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.7%		$(0.00)

	4th Quarter 2007
Income Before Income Taxes	$2,431,000	$(51,608)	$2,379,392

Provision for Income Taxes	722,000	(15,328)	706,672

Net Income	$1,709,000	$(36,281)	$1,672,719	16,427,959.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-2.1%		$(0.00)

	Fiscal Year
Income Before Income Taxes	$27,686,000	$(206,433)	$27,479,567

Provision for Income Taxes	9,988,000	(74,473)	9,913,527

Net Income	$17,698,000	$(131,960)	$17,566,040	16,427,959.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.7%		$(0.01)

BASIC EARNINGS PER SHARE FOR THE YEAR				$1.08

	As Previously Reported	Adjustment	Adjusted for Restatement	Per Share Impact Based Upon Basic Shares Outstanding at Year End
	1st Quarter 2008
Income Before Income Taxes	$(446,000)	$(58,383)	$(504,383)

Provision for Income Taxes	(128,000)	(24,000)	(152,000)

Net Income	$(318,000)	$(34,383)	$(352,383)	16,498,348.00
Net After Tax Adjustment as a percentage of previously reported Net Income		10.8%		$(0.00)

	2nd Quarter 2008
Income Before Income Taxes	$5,004,000	$(58,383)	$4,945,617

Provision for Income Taxes	(260,000)	(24,000)	(284,000)

Net Income	$5,264,000	$(34,383)	$5,229,617	16,513,162.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-0.7%		$(0.00)

3rd Quarter 2008
Income Before Income Taxes	$—	$—	$—

Provision for Income Taxes	—	—	—

Net Income	$—	$—	$—	16,513,162.00
Net After Tax Adjustment as a percentage of previously reported Net Income				$—

4th Quarter 2008
Income Before Income Taxes	$—	$—	$—

Provision for Income Taxes	—	—	—

Net Income	$—	$—	$—	16,513,162.00
Net After Tax Adjustment as a percentage of previously reported Net Income				$—

	Fiscal Year
Income Before Income Taxes	$4,558,000	$(116,765)	$4,441,235

Provision for Income Taxes	(388,000)	(48,000)	(436,000)

Net Income	$4,946,000	$(68,765)	$4,877,235	16,513,162.00
Net After Tax Adjustment as a percentage of previously reported Net Income		-1.4%		$(0.00)